SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                             (Amendment No. 19)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                                Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  Common Stock, par value $1.00 per share
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      Series A ESOP Convertible Junior
                     Preferred Stock, without par value
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                            James C. Bishop, Jr.
                        Executive Vice President-Law
                        Norfolk Southern Corporation
                           Three Commercial Place
                        Norfolk, Virginia 23510-2191
                         Telephone: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000



         This Amendment No. 19 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject Company.

         Item 3 is hereby amended and supplemented by the following:

         (b) On December 11, 1996, Parent sent a letter to the Company Board. In the letter, Parent offered to formalize in a written agreement with the Company, on behalf of the Company's shareholders, Parent's pledge made earlier this week that it will not be a party to any agreement with CSX or the Company that delivers anything less to the Company's shareholders than a $110 all-cash, all-Shares offer - with prompt payment through use of a voting trust - so long as the Company's shareholders reject the maneuvering by CSX and the Company's management to pay shareholders less than they deserve for their Shares. Parent is awaiting a response from the Company. Such letter is filed as exhibit (a)(56) hereto and is incorporated herein by reference.

Item 10.  Additional Information.

         Item 10 is hereby amended and supplemented by the following:

         (b) On November 27, 1996, the STB issued a proposed schedule pursuant to which the STB would issue a final order 300 days from the filing of the application (the "STB Application") by Parent seeking approval of the Proposed Merger. Parent has not yet filed the STB Application. The STB is required by statute to enter a final order with respect to the STB Application within approximately 16 months after it is filed. The STB's proposed schedule is subject to a public comment process with written comments due no later than December 13, 1996 and Parent's reply due by December 23, 1996, after which the STB is then expected to issue a final schedule which may or may not be identical to the proposed schedule. Regardless of the final scheduling order, there can be no assurance that the STB will issue a final decision any sooner than the approximately 16-month period permitted by law, or that the decision, when issued, will be favorable to the Proposed Merger.

         (f) On December 11, 1996, Parent and Purchaser announced that they were extending the expiration date of the Offer to 12:00 midnight, New York City time, on Friday, January 10, 1997, unless the Offer is further extended. As of the morning of December 11, 1996, approximately 2.4 million Shares had been tendered and not withdrawn pursuant to the Offer.


Item 11.  Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by the following:

         (a)(55)  Press Release issued by Parent on December 11, 1996.

         (a)(56)  Text of letter sent by Parent to the Company
                  Board on December 11, 1996.


                                 SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 11, 1996


                                  NORFOLK SOUTHERN CORPORATION


                                  By: /s/ JAMES C. BISHOP, JR.
                                  Name:  James C. Bishop, Jr.
                                  Title: Executive Vice President-Law


                                  ATLANTIC ACQUISITION CORPORATION


                                  By: /s/ JAMES C. BISHOP, JR.
                                  Name:  James C. Bishop, Jr.
                                  Title: Vice President and General Counsel


                               EXHIBIT INDEX

Exhibit
Number                     Description

(a)(55)  Press Release issued by Parent on December 11, 1996.

(a)(56) Text of letter sent by Parent to the Company Board on December 11, 1996.